UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE
	November 18, 2004


via U.S. mail	via facsimile

Greg A. Walker, Esq.	Edward P. Tolley III, Esq.
General Counsel	Simpson Thacher & Bartlett LLP
Foundation Coal Holdings, Inc.	(F) (212) 455-2502
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland  21090-2227

Re:  	Foundation Coal Holdings, Inc.
	Form S-1/A#3 filed November 15, 2004
File No. 333-118427

Dear Mr. Walker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Emerald Mine - new disclosure

1. We note the new disclosure you added regarding the Emerald mine. Provide expanded disclosure to clarify the nature and extent of the "adverse geological problems" and "adverse geological conditions" to which you refer at pages 52 and 54. Also make clear whether you foresee similar problems or conditions and whether these represent known trends or uncertainties.

Use of Proceeds, page 33

2. Briefly explain why it is unknown whether management members will receive their dividends in stock or cash. Add a cross reference to disclosure that explains the basis for and timing of that determination.

Dividend Policy, page 33

3. We note the general assertion regarding your intention to pay dividends at page 70. Disclose in this section for how many periods the board expects to declare the quarterly dividend at the stated rate. Also provide more details regarding the amendment to your credit agreement that permits the payment of the "certain dividends" to which you refer at page 70.

4. We note the revised disclosure in the second paragraph. Explain in necessary detail how the referenced instruments "currently limit" the dividends payable to you and what impact, if any, this could have on your ability to declare and pay the intended quarterly dividends to which you refer.

Dilution, page 36

5. Disclose explicitly that as a result of the $350,000,000 dividend, existing stockholders will receive more than they invested in your stock. Also revise the tabular presentation to give effect to the $350,000,000 dividend, and use the ensuing text to explain the impact of the dividend.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting issues and related disclosures to Sandra Eisen at (202) 942-1805, or in her absence to
Kim Calder, Assistant Chief Accountant, at (202) 942-1879.   You may
contact Ken Schuler, Mining Engineer, at (202) 824-5527 if you have questions regarding the engineering comments. Direct all other questions to Perry Hindin at (202) 942-2822 or, in his absence, to Timothy Levenberg, Special Counsel, at (202) 942-1896. Please send all correspondence to us at the following ZIP code: 20549-0405.

        	               					Sincerely,




H. Roger Schwall
	Assistant Director


cc: 	P. Hindin
T. Levenberg
R. Baer
G. Schuler
S. Eisen
K. Calder

via facsimile
Edward P. Tolley III, Esq.
Foundation Coal Holdings, Inc.
November 18, 2004
page 1